UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

ETRADE Australia Limited
(Name of Subject Company)

Not Applicable
(Translation of subject company’s name into English (if applicable))

Australia
(Jurisdiction of Subject Company’s Incorporation or Organization)

Australia and New Zealand Banking Group Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Subject Securities)

Simon Pordage
Deputy Company Secretary
Australia and New Zealand Banking Group Limited
Level 6
100 Queen Street
Melbourne, Victoria  3000 Australia
Telephone: (011) (613) 9273-6141

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone:  (011) (613) 9635-1500

On March 14, 2007
(Date Tender Offer is to Commence)

Part I – Information Sent to Security Holders

1.                             Home Jurisdiction Documents.

(a)                         Not applicable.

(b)                        Australia and New Zealand Banking Group Limited (“ANZ”) lodged a Bidder’s Statement for the ordinary shares of ETRADE Australia Limited with the Australian Securities and Investments Commission on March 2, 2007, which ANZ filed with the Securities and Exchange Commission on Form CB on March 7, 2007.

On March 14, 2007, ANZ lodged an announcement with the Australian Stock Exchange titled “ANZ Takeover Bid for E*TRADE Australia – Dispatch of Bidder’s Statement” (which included the typeset version of the Bidder’s Statement and included certain dates relating to the offer), which ANZ filed with the Securities and Exchange Commission on Form CB (AMENDMENT NO. 1) on March 16, 2007.

On April 10, 2007, ANZ lodged an announcement with the Australian Stock Exchange titled “ANZ offer for E*TRADE Australia extended” (attached as Exhibit 1, as detailed in Part II below), which included a letter that is being sent to E*TRADE Australia shareholders together with the Notice of Variation extending the offer period and providing the new date for giving notice on the status of conditions of the offer.

2.                             Informational Legends.

Not applicable.

Part II – Information Not Required to be Sent to Security Holders

A list of ANZ announcements relating to the offer that were lodged with the Australian Stock Exchange up to the date immediately prior to the date the Bidder’s Statement was lodged with the Australian Securities and Investments Commission (March 2, 2007) was set out on the original Form CB that ANZ filed with the Securities and Exchange Commission on March 7, 2007.

A list of further ANZ announcements relating to the offer that were lodged with the Australian Stock Exchange on March 9, 2007 and March 14, 2007 was set out on the Form CB (AMENDMENT NO. 1) that ANZ filed with the Securities and Exchange Commission on March 16, 2007.

An announcement titled “ANZ maintains $4.05 bid for E*TRADE Australia” that was lodged with the Australian Stock Exchange on March 23, 2007 was set out on the Form CB (AMENDMENT NO. 2) that ANZ filed with the Securities and Exchange Commission on March 26, 2007.

On April 10, 2007, ANZ lodged an announcement titled “ANZ offer for E*TRADE Australia extended” (Exhibit 1) with the Australian Stock Exchange.

Part III – Consent to Service of Process

Concurrently with the filing of the original Form CB on March 7, 2007, ANZ filed an irrevocable consent and power of attorney on Form F-X.

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUSTRALIA AND NEW ZEALAND
BANKING GROUP LIMITED

By:	/s/ Simon Pordage
	Name:	Simon Pordage
	Title:	Deputy Company Secretary

Date: April 11, 2007

3

Media Release
Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 10 April 2007

ANZ offer for E*TRADE Australia extended

ANZ today announced it has extended the offer period for its takeover bid for E*TRADE Australia Limited.

The offer now closes at 7:00pm (Melbourne time) on 4 May 2007 (unless extended).

Commenting on the extension, ANZ Group Managing Director Personal Division Mr Brian Hartzer said: “E*TRADE Australia faces a number of uncertainties and business challenges which are mentioned in the target’s statement and the independent expert’s report.”

“We believe E*TRADE Australia shareholders would benefit from more time to fully consider ANZ’s $4.05 cash offer given the implications these uncertainties and challenges may have for the future value of E*TRADE Australia,” Mr Hartzer said.

Attached is a letter that is being sent to E*TRADE Australia shareholders together with the formal notice extending the offer and providing the new date for giving notice on the status of conditions of the offer.

For media enquiries contact:

Paul Edwards

Head of Corporate Communications

Tel:  03-92736955 or 0409-655 550

Email:  paul.edwards@anz.com

10 April 2007

Dear E*TRADE Shareholder,

ANZ’s Offer for E*TRADE Australia Extended

I am writing to advise you that the Offer by ANZ Online Holdings Pty Limited for your shares in E*TRADE Australia Limited has been extended.  The Offer is now scheduled to close at 7:00pm (Melbourne time) on 4 May 2007.  The formal notice extending the offer period is set out on the back of this letter.

You should have recently received E*TRADE’s Target’s Statement, which includes an independent expert’s valuation of E*TRADE.  The valuation is highly qualified and stated by Grant Samuel to be subject to considerable uncertainty.  In ANZ’s view, the valuation is unrealistically high.  The valuation is at a substantial premium to all other listed on-line broking companies in Australia and the US on a price to earnings multiple basis.

Why You Should Accept ANZ’s Offer

ANZ believes its Offer of $4.05 cash per share remains compelling.  It represents a significant premium to E*TRADE’s share price prior to announcement of the Offer.  I encourage you to consider carefully ANZ’s Offer.  As noted in E*TRADE’s Target’s Statement, there are risks associated with not accepting ANZ’s Offer.  These include:

•                  E*TRADE’s directors have identified challenges facing the company including effectively managing growth, recruitment and retention of key personnel, systems development and maintenance and renewal of the E*TRADE brand licence by 2010;

•                  Given ANZ’s 34.2% shareholding, no other party could acquire 100% of E*TRADE without ANZ’s support; and

•                  In the absence of ANZ’s Offer, E*TRADE’s share price is likely to fall below the Offer price.

If you have any questions in relation to ANZ’s Offer, please contact ANZ’s Offer Information Line on 1300 301 126 (within Australia) or +61 3 9936 1977 (outside Australia) between the hours of 9:00am and 5:00pm Melbourne time (Monday to Friday), or visit ANZ’s website at www.anz.com.

Yours sincerely

Brian Hartzer

Group Managing Director, Personal Division

Australia and New Zealand Banking Group Limited

A copy of this notice was lodged with the Australian Securities and Investments Commission (ASIC) on 10 April 2007.  ASIC takes no responsibility for the contents of the notice.

NOTICE OF VARIATION

TAKEOVER BID FOR ORDINARY SHARES IN ETRADE AUSTRALIA LIMITED

To:	ETRADE Australia Limited ABN 12 003 042 082 (E*TRADE Australia)

And to:	ASX Limited

And to:	The holders of all of the ordinary shares in E*TRADE Australia registered at 7:00pm (Melbourne time) on 6 March 2007 (the Offerees).

1.                                       EXTENSION OF OFFER PERIOD

By this notice ANZ Online Holdings Pty Limited ACN 124 093 625 (ANZ Online) varies its offers dated 14 March 2007 for all of the ordinary shares in E*TRADE Australia (the Offers) by:

(a)                                extending the period during which the Offers remain open for acceptance until 7:00pm (Melbourne time) on 4 May 2007; and

(b)                               substituting the date “4 May 2007” for the date “18 April 2007”, in clause 2 of the Offers.

2.                                       DATE FOR GIVING NOTICE AS TO STATUS OF CONDITIONS

ANZ Online gives notice under section 630(2) of the Corporations Act 2001 that:

(a)                                the date for giving notice on the status of the conditions set out in clause 5.1 of the Offers (Defeating Conditions) pursuant to section 630(3) of the Corporations Act has been postponed, and the new date for giving notice under section 630(3) of the Corporations Act is 26 April 2007;

(b)                               as at the date of this notice:

(i)                                     the Offers are not free from any of Defeating Conditions other than the Defeating Condition in clause 5.1(c)(ii) of the Offers (that E*TRADE Financial Corporation waive its right to terminate the Services and Licence Agreement with E*TRADE Australia without cause) which has been fulfilled; and

(ii)                                  so far as ANZ Online knows, none of the Defeating Conditions has been fulfilled other than the Defeating Condition in clause 5.1(c)(ii) of the Offers.

This notice has been approved by a resolution passed by the directors of ANZ Online.

DATED 10 April 2007

SIGNED on behalf of ANZ Online Holdings Pty Limited.

Director